CONFIDENTIAL

September 15, 2006

By EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Abraxis BioScience, Inc.
Form 10-K for fiscal year ended December 31, 2006
Filed on March 10, 2006
File No. 000-33407

Dear Mr. Rosenberg:

We are in receipt of your letter to Mr. Ronald E. Pauli of Abraxis BioScience, Inc. (the “Company”) dated August 16, 2006 in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

The Company is requesting an extension until September 22, 2006 to respond to the comments set forth in the Staff’s August 16th letter as it needs additional time to obtain the requisite signatures and auditor consent. (By letter dated August 30, 2006, the Company previously requested an extension through September 15, 2006. The August 30th letter was filed on EDGAR.)

Should you have any further questions or comments regarding this matter, please contact me at (310) 500-2856.

Yours sincerely,

ABRAXIS BIOSCIENCE, INC.

/s/ Lisa Gopalakrishnan
Lisa Gopalakrishnan
Executive Vice President and Chief Financial Officer

cc:	Patrick Soon-Shiong
Richard Maroun
Dave Hebeda
Christopher L. Russell